Exhibit 99.2

EVOGENE LTD.
13 Gad Feinstein St., Park Rehovot
Rehovot 7638517, Israel
__________________________

PROXY STATEMENT
_________________________

2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Evogene Ltd., to which we refer as Evogene, the Company, our Company, we, us, or with similar expressions, to be voted at the 2026 Annual General Meeting of Shareholders of the Company, or the Meeting, and at any adjournment thereof, pursuant to the Notice of 2026 Annual General Meeting of Shareholders that was published by the Company on July 31, 2026. The Meeting will be held at 12:00 p.m. (Israel time) on, Friday, September 4, 2026, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel.

A copy of the foregoing notice of annual general meeting, this Proxy Statement, and the enclosed proxy card or voting instruction form are being distributed to holders of Evogene ordinary shares, par value 0.2 New Israeli Shekels, or NIS, per share, or ordinary shares, on or about August 21, 2026.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on August 11, 2026, the record date for the Meeting (to which we sometimes refer as the Record Date).  You can vote your shares by attending the Meeting or by following the instructions under “Overview of Annual General Meeting—How You Can Vote” below.  Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following proposals are on the agenda for the Meeting:

1.
Re-election or initial election (as applicable) to the Company’s Board, to serve as directors of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of their respective successors, or until their earlier resignation, replacement or removal, of either:

(a)
The Evogene Slate, a slate of seven individuals nominated by the Board, each of whom (other than Dr. Yael Margolin and Mr. Yoshinori Oikawa) currently serves on the Board, consisting of (a) Mr. Nir Nimrodi, (b) Dr. Adrian Percy, (c) Mr. Leon Y. Recanati, (d) Mr. Dan Falk, (e) Dr. Yael Margolin, (f) Mr. Yoshinori Oikawa, and (g) Mr. Ofer Haviv, the Company’s CEO and President; or

(b)
The Pure Capital Slate, a slate of four individuals nominated by L.I.A Pure Capital Ltd. and Invest-Pro Shukai Hon Ltd., two of the Company’s shareholders, or the Demanding Shareholders, consisting of: (a) Mr. Itay Maroz, (b) Mr. Shahar Zadok, (c) Mr. Oz Adler, and (d) Dr. Adi Zuluf-Shani.

2.
Approval of an amendment to our amended and restated articles of association, or the Articles, to increase the authorized share capital of the Company by NIS 24,000,000 (that is, by 120,000,000 ordinary shares of NIS 0.2 par value each) such that the total authorized share capital of the Company will be NIS 30,000,000 divided into 150,000,000 ordinary shares of NIS 0.2 par value per share.

3.
Approval of a framework for a reverse share split of the Company’s ordinary shares at a ratio in a range between 1-for-2 and 1-for-15 (inclusive), to be effected at the discretion of, and at such ratio and on such dates as shall be determined by, the Board, within 18 months of the Meeting, and to amend the Company’s Articles accordingly.

4.
Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and until the Company’s next annual general meeting of shareholders, and the authorization of the Board or the audit committee thereof to fix such accounting firm’s annual compensation.

In addition to the foregoing formal proposals, at the Meeting, members of our management and/or the Board will be available to present and discuss our annual audited financial statements as of, and for the year ended, December 31, 2025, as previously made available to our shareholders as part of our Annual Report on Form 20-F for the year ended December 31, 2025, or the 2025 annual report, which we filed with the Securities and Exchange Commission, or the SEC, on March 26, 2026, and which is available at www.sec.gov, at the MAGNA website of the Israeli Securities Authority, or ISA, at www.magna.isa.gov.il, and at our Company’s website at http://www.evogene.com/investor-relations/ (none of which websites is a part of this Proxy Statement).

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that (i) on Proposal 1, you disregard the Pure Capital Slate, and vote “FOR” the re-election of the Evogene Slate, (ii) on Proposal 2, you vote “FOR” the approval of the amendment to the Articles increasing our authorized share capital, (iii) on Proposal 3, you vote “FOR” the approval of a framework for a reverse share split, and (iv) on Proposal 4, you vote “FOR” the re-appointment of Kost Forer Gabbay & Kasierer as the Company’s independent auditors.

YOUR VOTE IS IMPORTANT

Whether or not you expect to attend the Meeting, we urge you to vote your shares promptly. You may vote by completing, signing, dating, and returning the enclosed proxy card or voting instruction form, or by voting via the Internet or telephone as described in this Proxy Statement.

If you have questions about the proposals or need assistance voting your shares, please contact our proxy solicitor:

Sodali & Co.
333 Ludlow Street, 5th Floor, South Tower
Stamford, Connecticut 06902

Shareholders calling from within the United States and Canada (toll-free): (800) 662-5200
Shareholders calling from outside the United States and Canada: +1 (203) 658-9400
Email: EVGN@info.sodali.com

Banks, brokers, and other nominees may call: (203) 658-9400
- ii -

OVERVIEW OF ANNUAL GENERAL MEETING

Attendance at Meeting

The Meeting will be held at 12:00 p.m. (Israel time) on, Friday, September 4, 2026, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel. Shareholders who would like to receive directions to the venue of the Meeting may contact our VP Legal Affairs & Company Secretary, Nitsan Deutsch, via email to nitsan.deutsch@evogene.com.

Shareholders of record at the close of business on the Record Date (August 11, 2026) are entitled to attend and vote at the Meeting. To be admitted to the Meeting and to vote in person, shareholders must present the following documentation:

Registered Holders (holders of record)

If you hold ordinary shares registered directly in your name with our transfer agent, you must present:

•	Valid government-issued photo identification (such as a passport, driver’s license, or Israeli identity card (teudat zehut)); and

•	Evidence of your shareholding as of the Record Date, which may be verified against the Company's register of shareholders maintained by the transfer agent.

Beneficial Holders (street name holders — shares held through a broker, bank, or other nominee)

If you hold ordinary shares in “street name” through a broker, bank, or other financial intermediary, you must present:

•	Valid government-issued photo identification (such as a passport, driver’s license, or Israeli identity card (teudat zehut));

•
A “legal proxy” issued by your broker, bank, or other nominee of record, assigning to you the right to vote the shares at the Meeting; or, alternatively, a letter or account statement from your broker, bank, or nominee confirming your beneficial ownership of ordinary shares as of the Record Date; and

•
If your shares are held through a member of the Tel Aviv Stock Exchange, a confirmation of ownership (ishur ba'alut) issued by the applicable TASE member, as required under the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000, confirming that you are the beneficial owner of such shares as of the Record Date.

Additional Information

The Company reserves the right to require additional documentation or verification as it may reasonably deem necessary to confirm the identity and eligibility of any person seeking admission to the meeting. Shareholders who do not present adequate identification and proof of ownership will not be admitted to the Meeting. If you have questions regarding the documentation required for attendance, please contact our VP Legal Affairs & Company Secretary, Nitsan Deutsch, via the email provided above, or consult your broker or nominee.

Quorum

Under our Articles, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or submit proxies, provided that they hold shares representing at least twenty-five percent (25%) of the voting power in the Company.  If such quorum is not present within one-half hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week, to the same day, time and place, or to such other date, time and place that may be determined by our Board and for which notice is provided to our shareholders. If shares possessing at least twenty-five percent (25%) of the voting power in the Company are not present for the adjourned meeting, any one shareholder attending in person or by proxy will constitute a quorum, regardless of the number of shares held, or voting power possessed, by such shareholder.

As of the close of business on July 27, 2026, we had 15,801,407 ordinary shares issued and outstanding, such that if that were to remain the number of outstanding ordinary shares as of the August 11, 2026 record date for the Meeting, the presence of 3,950,352 ordinary shares at the scheduled date for the Meeting would constitute a quorum under the Articles.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each proposal, or, in the case of Proposal 1, is needed for the re-election or election of the applicable slate of nominees. For purposes of Proposal 1, a vote can only be cast “FOR” the Evogene Slate or “FOR” the Pure Capital Slate (or a shareholder can abstain from voting on Proposal 1), and there will be no option of voting “AGAINST” either slate. The slate of nominees receiving a majority of the votes cast “FOR” on Proposal 1 (excluding abstentions and broker non-votes) will be deemed elected by the shareholders. If a shareholder votes “FOR” both slates, that shareholder’s vote will be disregarded.

Rationale for Supporting the Evogene Slate and Opposing the Pure Capital Slate Under Proposal 1

Why does the Board recommend that I vote in favor of the Evogene Slate rather than the Pure Capital Slate?

There are several compelling reasons why the seven director nominees constituting the Evogene Slate are highly qualified to lead the Company at this critical juncture in the history of Evogene, and why they will be best aligned with your interests as a public shareholder of Evogene. At the same time, there are several compelling reasons why the Pure Capital Slate would not only be poorly suited for managing our Company, but would furthermore cause value destruction for your investment as a public shareholder of Evogene.

We summarize those reasons here, and provide a more complete explanation below in “Proposal 1. Re-election or Election of Directors – Evogene Slate vs. Pure Capital Slate”.

The Evogene Slate possesses and reflects the following positive attributes:

•
The Board is executing a clear strategic plan that is delivering measurable results. Under the current Board’s oversight, the Company completed a comprehensive strategic transformation centering on its proprietary ChemPass AI™ platform. This strategy has already produced six drug discovery collaborations with leading biotechnology companies and academic institutions, two collaborations with Google Cloud advancing ChemPass AI™ toward autonomous small-molecule discovery, the successful completion and licensing of the BMC128 immuno-oncology program, the sale of Lavie Bio’s operations to ICL for aggregate consideration of approximately US$15.25 million (including redemption of a SAFE), and the discovery by AgPlenus of a novel mode of action for fungicides targeting Septoria tritici blotch (STB) — all within the past eighteen months.

•
The Evogene Slate brings deep, directly relevant expertise. The nominees combine decades of biotechnology and public company leadership (Mr. Nimrodi), world-class agricultural science expertise as former Head of R&D for Bayer Crop Science (Dr. Percy), over 20 years of financial governance across Nasdaq-listed companies (Mr. Falk), distinguished venture capital and biotechnology investment experience (Mr. Recanati), unparalleled institutional knowledge of the Company’s technology and partnerships (Mr. Haviv), and, subject to shareholder approval, the biotechnology and pharmaceutical expertise of Dr. Yael Margolin together with the more than three decades of international leadership experience across the biotechnology, pharmaceutical, medical technology, and healthcare sectors of Mr. Yoshinori Oikawa.

•
Board continuity and institutional knowledge are essential at this stage. The current Board has overseen every major aspect of the Company’s transformation. This institutional knowledge - together with established relationships with strategic partners including Google Cloud, LMU University Hospital Munich, ELEO, Queensland University of Technology, and the Blavatnik Center for Drug Discovery - cannot be replicated overnight. Maintaining continuity at this stage will better position the Company to preserve strategic momentum and remain focused on execution, especially as the Company enters what the Board believes is the most promising phase of its evolution.

•
The Board has proactively evolved as the Company has transformed. As Evogene’s strategic priorities have shifted toward AI-driven computational chemistry, the Board has continuously strengthened its composition by adding directors with directly relevant expertise - including the appointment of Mr. Nimrodi as Chairman and the nomination of Dr. Margolin and Mr. Oikawa. The Board has not stood still.

•
The Board has demonstrated strong capital allocation and financial discipline. The Board reduced headcount from approximately 117 to 39 employees (approximately 67%), lowered expected annual cash burn from approximately US$20.5 million in 2024 to approximately US$8.5–9.5 million in 2026 (with further reductions anticipated in 2027), raised approximately US$14.2 million of new capital, and generated aggregate divestiture proceeds of approximately US$15.25 million from the sale of Lavie Bio’s operations to ICL (including redemption of a SAFE).

By contrast, electing the Pure Capital Slate would have the following adverse implications for Evogene and its public shareholders:

•
The Pure Capital Group has not presented a comprehensive strategic alternative. Despite discussions with representatives of the Pure Capital Group, the Board has not been presented with a comprehensive plan addressing the Company’s business strategy, commercialization priorities, capital allocation, or long-term value creation. Throughout this process, the Board and management have consistently sought to engage constructively with this shareholder group. Unfortunately, despite these efforts, no comprehensive strategic alternative has been presented. In the Board’s view, changing directors, by itself, does not constitute a business strategy.

•
The Pure Capital Group’s nominees lack relevant scientific or technological expertise. None of the individuals comprising the Pure Capital Slate has disclosed experience in computational biology, computational chemistry, generative AI, or agricultural science - the core disciplines underlying the Company’s business. Their disclosed backgrounds are primarily in accounting, public relations, and unrelated areas of pharmaceutical development.

•
Replacing the Board would create unacceptable disruption risk. The Company is actively executing a multi-year strategy involving technology development, commercial collaborations, and product development programs. Replacing a majority of the Board during this period could delay execution, disrupt strategic momentum, and create unnecessary uncertainty for employees, customers, commercial partners, research collaborators, and financing sources.

•
Shareholders should consider the overall consequences of their vote. Under the applicable voting structure, shareholders may vote for only one slate of nominees, and the slate receiving the greater number of FOR votes will be elected. The election of the Pure Capital Slate would result in the replacement of a majority of the current Board. The Board believes shareholders should carefully consider the cumulative impact of these changes, including the potential loss of institutional knowledge, strategic continuity, and leadership during an important phase of the Company’s development. The Board unanimously recommends that shareholders disregard Resolution 1(b) and vote FOR Resolution 1(a) - the election of the Evogene Slate.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on the Record Date.  You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on August 11, 2026, or which appear in the participant listing of a securities depository on that date.

Each ordinary share outstanding as of the Record Date is entitled to one vote upon the proposals to be presented at the Meeting.

How You Can Vote

You can vote your ordinary shares by attending the Meeting (as described above under “Attendance at Meeting”).  If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a broker, trustee or nominee in the United States) and shares held through a Tel-Aviv Stock Exchange, or TASE, member. Record holders of shares will receive proxy cards. Holders of shares in “street name” in the United States will receive voting instructions forms, which will be used to instruct their banks, brokers or other nominees as to how to vote, or, in the alternative, they can submit voting instructions via the internet, at www.proxyvote.com.  Holders of shares in “street name” through a TASE member may vote via a proxy card or via the internet, but through a different procedure (as described below).

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or your shares are registered in your name in book-entry form in the Direct Registration System), you can submit your vote by completing, signing and submitting a proxy card, postage-free (if mailed in the United States) in the enclosed envelope, to our United States transfer agent, Equinity. The form of proxy card has or will be sent to you and will be accessible at the “Investor Relations” portion of our website, as described below under “Availability of Proxy Materials”.  Instead of using the enclosed envelope, you may mail a completed, signed proxy card directly to our Company’s registered office, to 13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel, Attention: Nitsan Deutsch, VP Legal Affairs & Company Secretary, or email it to us at: nitsan.deutsch@evogene.com. We reserve the right to require additional identifying information if you submit your proxy card directly to our Company in that manner.

If you mail in your proxy to our transfer agent in the enclosed envelope, it must be received by 11:59 p.m., Eastern time, on September 3, 2026, for your vote to be validly included in the tally of ordinary shares voted at the Meeting. If you send in your proxy card directly to our registered office, it must be received at least four (4) hours prior to the appointed time for the Meeting, i.e., by 8:00 a.m., Israel time, on September 4, 2026. Regardless of how you submit your proxy card, you may change your mind and cancel it by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.

Please follow the instructions on the proxy card. If you sign and return your proxy card and provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions with respect to Proposal 1 or 2, your shares will be voted “FOR” those proposals, in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendation of the Board on any other matters that properly come before the Meeting.

Shareholders Holding in “Street Name” in the United States

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on you directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions. In order to provide voting instructions, you may submit a physical voting instruction form (if you have received one) in the enclosed envelope, or an online voting instruction form (at www.proxyvote.com). Your voting instructions must be received by 11:59 p.m., Eastern time, on September 3, 2026, to be validly implemented and reflected in the tally of ordinary shares voted at the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote your shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting. You will also need an account statement dated on or about the Record Date that shows that you hold ordinary shares in your bank, brokerage or other account in order to vote in person at the Meeting.

Where a beneficial owner has executed and returned a voting instruction form, but has not provided voting instructions with respect to any or all proposals, the broker, trustee or nominee may not cast a vote with respect to those proposal(s) (commonly referred to as a “broker non-vote”). In that scenario, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on those particular proposals. Those shares will therefore have no impact on the outcome of the voting on those particular proposals.

Shareholders Holding in “Street Name” through the TASE

If you hold ordinary shares in “street name” in Israel, that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you submit instructions prior to the Meeting as to how you want your shares to be voted, or if you attend the Meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on July 31, 2026 and attach to it a proof of ownership certificate (“ishur ba’alut”) from the TASE Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the Record Date (August 11, 2026). Please then deliver, mail (via registered mail), or email your completed proxy and proof of ownership certificate to our offices at 13 Gad Feinstein St, Park Rehovot, Rehovot 7638517, Israel, Attention: Nitsan Deutsch, VP Legal Affairs & Company Secretary, e-mail address: nitsan.deutsch@evogene.com. Those items must be received by us no later than four (4) hours prior to the appointed time of the Meeting (i.e., 8:00 a.m., Israel time, on September 4, 2026) in order for your votes to be counted towards the tally of votes at the Meeting.

If you choose to attend the Meeting (where ballots will be provided) and vote at the Meeting, you must bring the proof of ownership certificate. If you seek to change or revoke your voting instructions, you must contact the broker.

As an alternative to the above procedure, you may vote by utilizing the electronic voting system established by the Israel Securities Authority, or ISA, for shareholder meetings of Israeli companies whose shares are listed on the TASE, and which appears within the ISA’s MAGNA online platform. Shareholders are able to vote their shares through that system, following a registration process, no later than forty-eight (48) hours before the time fixed for the Meeting (i.e., by 12:00 p.m., Israel time, on September 2, 2026). Shareholders may revoke any electronic vote by voting through the electronic voting system on a later date (such later date must precede the date of the Meeting), or by voting in person at the Meeting.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction forms. For example, shareholders who hold ordinary shares in more than one brokerage account will receive a separate voting instruction form for each brokerage account in which shares are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and each voting instruction form that you receive in order to ensure that all shares that you own are voted.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about August 21, 2026. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost of the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

The Company has retained Sodali & Co. to assist in the solicitation of proxies for an estimated fee of approximately $100,000, plus reimbursement of reasonable out-of-pocket expenses. Sodali & Co. may solicit proxies by personal interview, mail, telephone, facsimile, email, and other means of electronic communication. Sodali & Co. expects that approximately 25 of its employees will assist in the solicitation.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of the Company’s website, http://www.evogene.com/investor-relations/. The contents of that website are not a part of this Proxy Statement.

Assistance

If you have questions about any of the proposals to be voted on at the Meeting, if you need additional copies of this Proxy Statement or the enclosed proxy card or voting instruction form, or if you need assistance in submitting your proxy or voting your shares, please contact Sodali & Co., our proxy solicitor, at:

Sodali & Co.
333 Ludlow Street, 5th Floor, South Tower
Stamford, Connecticut 06902

Shareholders calling from within the United States and Canada (toll-free): (800) 662-5200
Shareholders calling from outside the United States and Canada: +1 (203) 658-9400
Email: EVGN@info.sodali.com

Banks, brokers, trustees, and other nominees may direct their questions to Sodali & Co. at (203) 658-9400.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, statements relating to the research, development and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

There are a number of important factors that could cause our actual results to differ materially from those indicated or implied by forward-looking statements. These important factors include those discussed under the heading “Part I, Item 3. Key Information— D. Risk Factors” in the 2025 annual report, which we filed with the SEC on March 26, 2026. These factors and the other cautionary statements made in this Proxy Statement should be read as being applicable to all related forward-looking statements whenever they appear in this Proxy Statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things, those factors referred to in the 2025 annual report in “Part I, Item 3. Key Information— D. Risk Factors,” “Part I, Item 4. Information on the Company,” and “Part I, Item 5. Operating and Financial Review and Prospects,” which factors are incorporated by reference into this Proxy Statement, as well as the following additional factors that are specifically relevant to the proposals being presented at this Meeting and that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements made in this Proxy Statement:

•
The outcome of the contested director election under Proposal 1 may have significant consequences — positive or negative — for our strategy, operations, partnerships, management continuity, and share price that cannot be predicted with certainty.

•
If the Pure Capital Slate is elected, our current strategic plan — including our focus on the ChemPass AI™ platform and our capital-efficient partnering model — may be modified, abandoned, or replaced, and there can be no assurance that any alternative strategy, if adopted, would produce results that are superior to, or comparable to, those that would have been produced under our current strategic plan.

•
A change in the composition of the Board may create uncertainty among the Company’s strategic partners, collaborators, employees, financing counterparties, and prospective commercial partners, which could adversely affect existing contractual relationships, the Company’s ability to enter into new collaborations, and its ability to retain key personnel.

•
A change in Board composition could materially alter the assumptions underlying statements regarding the Company’s strategic plan, the anticipated benefits of its technology platform, and the expected progress of its partnered programs and pipeline are premised on the continued execution of the Company’s current strategy under the oversight of its current Board and management.

•
The Board's discretion to determine the final ratio (between 1-for-2 and 1-for-15) and the timing of implementation (within 18 months of the Meeting) of the reverse share split under Proposal 3 introduces uncertainty regarding the ultimate effect on the number of outstanding shares, per-share value, and share price at the time of implementation.

Shareholders are urged to carefully review and consider the various disclosures made in this Proxy Statement, the 2025 annual report, and the Company's other filings with the SEC, which identify and discuss additional factors that could affect the Company's future results.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our shares as of July 21, 2026 (unless otherwise indicated below) by: (i) each person or entity known by us to own beneficially more than 5% of our outstanding shares; (ii) each of our directors and executive officers, individually; and (iii) all of our executive officers and directors, as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to warrants and options that are currently exercisable or exercisable within 60 days of July 21, 2026, and RSUs that are currently vested or will become vested within 60 days of July 21, 2026, to be outstanding and to be beneficially owned by the person holding the warrants or options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of shares beneficially owned by any shareholder has been calculated based on 15,733,507 ordinary shares outstanding as of July 21, 2026. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws.

Unless otherwise noted below, each shareholder’s address is c/o Evogene Ltd., 13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel.

Name of Beneficial Owner	Shares Beneficially Held (Number)	Percentage of Class
5% or Greater Shareholders
L.I.A. Pure Capital Ltd. and Invest Pro Shukai Hon Ltd.	2,308,100 (1)	14.67%
Executive Officers and Directors
Mr. Ofer Haviv	92,300 (2)	0.59%
Ms. Polina Ravzin	7,749 (3)	0.05%
Dr. Gabi Tarcic	17,500 (4)	0.11%
Mr. Ilia Zhidkov	34,500 (5)	0.22%
Ms. Sarit Firon	18,900 (6)	0.12%
Mr. Dan Falk	7,900 (7)	0.05%
Mr. Nir Nimrodi	17,900 (8)	0.11%
Dr. Adrian Percy	11,200 (9)	0.07%
Mr. Leon Y. Recanati	94,836 (10)	0.60%
All directors and executive officers as a group (9 persons)	302,785	1.92%

(1)
Beneficial ownership information presented in this row is based on Amendment No. 2 to a statement of beneficial ownership on Schedule 13D filed by this shareholder on July 27, 2026. L.I.A. Pure Capital Ltd., or Pure Capital, has the sole dispositive power over 1,808,100 ordinary shares, and shared voting power over 2,308,100 ordinary shares. Kfir Silberman, as the owner and controlling shareholder of Pure Capital, may be deemed a beneficial owner of the ordinary shares beneficially owned by Pure Capital. Invest Pro Shukai Hon Ltd., or Invest Pro, has sole dispositive over 500,000 ordinary shares, and shared voting power over 2,308,100 ordinary shares. Yair Peled, as the owner and controlling shareholder of Invest Pro, may be deemed to beneficially own the ordinary shares beneficially owned by Invest Pro. The address of each of L.I.A. Pure Capital and Kfir Silberman is 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916. The address of each of Invest Pro and Yair Peled is 2 Rothschild Street, Tel Aviv, Israel 6688102.

(2)
Consists of 92,300 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of July 21, 2026, of which options to purchase the following number of shares expire on the following dates, respectively: 22,500 on August 8, 2027, 50,000 on April 21, 2030 and 19,800 on December 23, 2034. The weighted average exercise price of these options is $ 18.71 per ordinary share.

(3)
Consists of 7,749 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of July 21, 2026, of which options to purchase the following number of shares expire on the following dates, respectively: 3,000 on March 9, 2032, 1,312 on March 8, 2033, 2,250 on March 5, 2035 and 1,187 on March 4, 2036. The weighted average exercise price of these options is $ 1.89 per ordinary share.

(4)
Consists of 17,500 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of July 21, 2026, all of which options shall expire on November 20, 2034. The weighted average exercise price of these options is $ 2.3 per ordinary share.

(5)
Consists of 34,500 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of July 21, 2026, of which options to purchase the following number of shares expire on the following dates, respectively: 3,000 on August 8, 2027, 750 on July 30, 2029, 8,000 on September 1, 2031, 5,250 on March 8, 2033 and 17,500 on November 20, 2034. The weighted average exercise price of these options is $13.63 per ordinary share.

(6)
Consists of 18,900 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of July 21, 2026, of which options to purchase the following number of shares expire on the following dates, respectively: 1,000 on August 10, 2026, 250 on August 8, 2027, 250 on August 6, 2028, 250 on September 23, 2029, 250 on September 22, 2030, 3,600 on September 1, 2031, 3,600 on September 15, 2032, 3,600 on May 11, 2033, 3,600 on June 13, 2034 and 2,500 on August 18, 2035. The weighted average exercise price of these options is $15.32 per ordinary share.

(7)
Consists of 7,900 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of July 21, 2026, of which options to purchase the following number of shares expire on the following dates, respectively: 1,800 on September 15, 2032, 1,800 on May 11, 2033, 1,800 on June 13, 2034 and 2,500 on August 18, 2035. The weighted average exercise price of these options is $ 5.81 per ordinary share.

(8)
Consists of 17,900 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of July 21, 2026, of which options to purchase the following number of shares expire on the following dates, respectively: 2,500 on April 20, 2030, 1,800 on September 15, 2032, 1,800 on May 11, 2033, 1,800 on June 13, 2034 and 10,000 on August 18, 2035. The weighted average exercise price of these options is $4.59 per ordinary share.

(9)
Consists of 11,200 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of July 21, 2026, of which options to purchase the following number of shares expire on the following dates, respectively: 1,000 on December 23, 2028, 250 on February 1, 2030, 250 on February 1, 2031, 1,800 on August 10, 2031, 1,800 on September 15, 2032, 1,800 on May 11, 2033, 1,800 on June 13, 2034 and 2,500 on August 18, 2035. The weighted average exercise price of these options is $12.60 per ordinary share.

(10)
Includes 83,886 ordinary shares held by Mr. Recanati. Also includes 10,950 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of July 21, 2026, of which options to purchase the following number of shares expire on the following dates, respectively: 250 on May 16, 2027, 250 on June 25, 2028, 250 on July 30, 2029, 250 on November 17, 2030, 250 on June 11, 2031, 1,800 on September 1, 2031, 1,800 on September 15, 2032, 1,800 on May 11, 2033, 1,800 on June 13, 2034 and 2,500 on August 18, 2035. The weighted average exercise price of these options is $12.44 per ordinary share.

BOARD PRACTICES, CORPORATE GOVERNANCE AND COMPENSATION OF
CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

Item 6.B (“Compensation”) of our 2025 annual report contains information regarding compensation paid to our directors and certain office holders (including our five most highly compensated office holders) with respect to 2025. Item 6.C (“Board Practices”) of our 2025 annual report contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those portions of our 2025 annual report, which we incorporate by reference herein, to obtain additional information (we have provided a general link below to Item 6 of the 2025 annual report):

https://www.sec.gov/ix?doc=/Archives/edgar/data/0001574565/000117891326001767/zk2634882.htm#TEM6.

PROPOSAL 1
RE-ELECTION OR ELECTION OF DIRECTORS – EVOGENE SLATE VS. PURE CAPITAL SLATE

Background

Under our Articles and the Israeli Companies Law, 5759-1999, or the Companies Law, our Board must consist of not less than three and no more than seven directors, and each member of our Board is subject to election on an annual basis, for a term that concludes at the next annual general meeting of shareholders.

Under our Articles, the Board may appoint a director to the Board either to fill a position that has become vacant for any reason whatsoever or as an additional director, provided that the number of directors will not exceed the maximum number of members of the Board under our Articles as a result of such appointment. Any Director so appointed will remain in office until the earlier of the first annual or special general meeting of shareholders following his or her appointment and until his or her successor is duly qualified.

Under the Companies Law and our Articles, the re-election of each director requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes).

On July 10, 2026, the Company received a demand from L.I.A Pure Capital Ltd. and Invest Pro Shukai Hon Ltd., as shareholders of the Company, holding shares representing at least 10% of the outstanding voting power of Evogene, demanding that the Company convene a special general meeting of shareholders. The agenda for such meeting would include the removal of each of the current members of the Board, other than Mr. Ofer Haviv, and the replacement of such members with the four individuals comprising the Pure Capital Slate. In response to this demand, the Board convened an annual general meeting of shareholders to enable shareholders to consider the nominees proposed by the Demanding Shareholders.

If the Pure Capital Slate is elected, the number of directors serving on the Board would be four (4). Accordingly, in approving the holding of the Meeting, our Board resolved that the size of the Board will be set at seven (7) directors if the Evogene Slate is elected, or four (4) directors if the Pure Capital Slate is elected.

Israeli Companies Law Leniency Governing Board

In May 2016 we elected to be governed by an exemption under the Companies Law regulations that allows us to “opt out” from appointing external directors and from complying with the Companies Law requirements related to the composition of the audit committee and compensation committee of our Board. Our eligibility for that exemption is subject to certain conditions, including our compliance with Nasdaq audit committee and compensation committee composition requirements, with which we currently comply. Since the time of that election, each of our directors is elected annually, at our annual general meeting of shareholders, for a one-year term.

Evogene Board Nominees for Re-election

Our Board has nominated a slate of directors, constituting the Evogene Slate, consisting of (a) Mr. Nir Nimrodi, (b) Dr. Adrian Percy, (c) Mr. Leon Y. Recanati, (d) Mr. Dan Falk, (e) Dr. Yael Margolin, (f) Mr. Yoshinori Oikawa, and (g) Mr. Ofer Haviv, each of whom (other than Dr. Yael Margolin and Mr. Yoshinori Oikawa ) is a current director of our Company, for re-election or election, as applicable, to hold office until our next annual general meeting of shareholders and until his or her successor is duly elected and qualified, or until his or her earlier resignation or termination based on applicable law or the provisions of our Articles.

Each nominee for re-election as a director has consented to be named and has agreed to serve as a director, if re-elected.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A prospective nominee must declare to a company, inter alia, that he or she complies with the above-mentioned requirements and provide details supporting his or her qualification. Each of the proposed nominees has provided the requisite declaration to our Company, a copy of which is available for inspection at our offices in Rehovot, Israel.

We wish to bring to your attention that Ms. Sarit Firon, who has served as a valued member of the Board since 2016, has decided not to stand for re-election. Accordingly, her term as a director will conclude at the Meeting. The Company wishes to express its deep gratitude to Ms. Firon for her dedicated service, leadership, and meaningful contributions to the Board. Ms. Firon decision to step down was not the result of any disagreement with the Company, but rather stemmed from her desire to pursue other interests unrelated to her activities with the Company. Upon Ms. Firon’s departure, the Board has resolved to recommend that each of Dr. Yael Margolin and Mr. Yoshinori Oikawa be elected as a new director of the Company, which the Board believes will strengthen the Board in many ways proceeding forward.

Biographical Information for the Evogene Slate Nominees

We have provided the following biographical information regarding the background and experience of each nominee for re-election or election under the Evogene Slate, which is based upon the records of the Company and information provided to us by the nominees:

Mr. Nir Nimrodi has served as a director of our Company since September 2022 and as chairperson since March 2025. Prior to his appointment to the Board, he was a consultant to the Board from April 2020 to September 2022. Since June 2026, Mr. Nimrodi has served as the chairman of Nucleai Ltd., Nucleai brings AI-powered spatial biology technology to the forefront of precision medicine. Since June 2025, Mr. Nimrodi has served as an Operating Partner at ARCHIMED, a leading Life Science Private Equity fund. From May 2019 to October 2024, Mr. Nimrodi served as the Chairman and Chief Executive Officer of Accellix Inc., a leading cell therapy analytical company.  In addition, since August 2023, Mr. Nimrodi has served as a director of OdysightAI. Mr. Nimrodi has served as a director in a number of private companies, including Rapid Medical Ltd. since September 2025 (and since April 2026 as its Chairman), MNDL Bio since June 2025, and Scopio Labs since October 2023. Prior to joining Accellix, Mr. Nimrodi served as the Chief Business Officer of Intrexon Corporation, a leader in synthetic biology from March 2014 to April 2019. Mr. Nimrodi holds a B.A. in Economics and MBA from the Tel Aviv University, Israel. The Board believes that Mr. Nimrodi is qualified to serve as a director of the Company because of his more than 25 years of diverse international executive experience in the life sciences, pharmaceutical, and biotechnology industries, including leadership roles at both early-stage and large global enterprises.

Dr. Adrian Percy has served as a director of our Company since February 2019. Dr. Percy has served on the board of directors of BioLumic Ltd. since April 2019, Nufarm Ltd. since June 2023, and FungiAlert Inc. since March 2022. He is a member of the science and technology boards of Harpe BioHerbicide Solutions Inc., BioConsorita Inc., Redhill Scientific LLC and Bindbridge Ltd. Dr. Percy is serving as the Executive Director of the N.C. Plant Sciences Initiative and is a Professor in the Department of Plant and Microbial Biology at North Carolina State University since 2021. Dr. Percy is currently a venture partner with DYDX Capital and frequently acts as an advisor to companies through his own consultancy company, Nomad Technology Consulting. From 2019-2021, Dr. Percy served as Chief Technology Officer at UPL Ltd. From 2014-2018, he served as the head of research and development for the Crop Science division of Bayer as part of its executive committee. During his 16-year tenure at Bayer, he also led regulatory affairs activities across the entire division of Crop Science between 2013 and 2014 and crop protection development activities for Bayer in North America between 2011 and 2013. Dr. Percy has held positions in the research and development departments of Aventis CropScience SA between 2000 and 2002, Rhone Poulenc SA between 1996 and 2000, and Bayer in France, Germany and the United States. Dr. Percy holds a bachelor’s degree in pharmacology from the University of Liverpool, England, as well as a master’s degree in toxicology and a doctorate in biochemistry from the University of Birmingham, England. The Board believes that Dr. Percy is qualified to serve as a director of the Company because of his more than 30 years of experience in the global agricultural sciences industry and his deep expertise in research and development, regulatory affairs, and the commercialization of crop science products.

Mr. Leon Y. Recanati has served as a director of our Company since May 2005. Mr. Recanati has served as chairperson and chief executive officer of GlenRock Israel Ltd. since 2003. Previously, Mr. Recanati was chief executive officer or chairperson positions at IDB Holding Corporation, Clal Industries, Azorim Investment Development and Construction Co., Delek Israel Fuel Corporation, and Super-Sol. He also founded Clal Biotechnologies Industries, a biotechnology investment company operating in Israel. Mr. Recanati has served as a member of the board of directors of Kamada Ltd. since 2005, and as an observer to the board of directors of Mivtach-Shamir Holdings Ltd. since 2002.  Mr. Recanati holds an MBA from The Hebrew University of Jerusalem, Israel, and Honorary Doctorates from the Technion Institute of Technology, Israel, and Tel-Aviv University, Israel. The Board believes that Mr. Recanati is qualified to serve as a director of the Company because of his extensive experience as a senior executive and board member of major Israeli public and private companies, his deep expertise in venture capital and private equity investing - particularly in the life sciences and biotechnology sectors - and his long-standing commitment to the Company, having served on the Board since 2005.

Mr. Dan Falk has served as a director of our Company since he was appointed by the Board in November 2021. Mr. Falk has extensive experience of more than 25 years in serving as a financial expert on public and private company boards, most recently on the boards of Nice Ltd. (Nasdaq: NICE), Ormat Technologies Inc. (NYSE: ORA) and Innoviz Technologies Ltd. (Nasdaq: INVZ). Additionally, in the past Mr. Falk held various executive positions in Orbotech Ltd. between 1985 and 1999, and Sapiens International Corporation (Nasdaq: SPNS) between 1999-2001. Mr. Falk holds a B.A. in Economics and Political Sciences, and an M.A. in Business Administration both from the Hebrew University of Jerusalem, Israel. The Board believes that Mr. Falk is qualified to serve as a director of the Company because of his more than 25 years of experience as a financial expert serving on the boards of directors of Nasdaq-listed technology and life sciences companies, and his extensive background in financial management, corporate governance, and audit oversight.

Dr. Yael Margolin has been nominated to serve as a director of the Company, subject to shareholder approval at the Meeting. Dr. Margolin has more than 35 years of experience in the biotech, pharmaceutical and venture capital industries, with strong strategic, business, pipeline and product development and team building skills. Dr. Margolin was CEO, President and Board member of Gamida Cell, leading the company from preclinical development through successful phase 3 international registration studies. She is currently serving as a Board member in multiple public and private companies in the healthtech industry. Previously Dr. Margolin was Vice President of Denali Ventures LLC, a venture capital firm focused on healthcare, and a programs manager at Teva Pharmaceuticals. Dr. Margolin is a co-founder of Mentoring@8400, a boutique voluntary mentoring program for young CEOs in Israel and a volunteer in ERAN providing Lifesaving Emotional First Aid Services in Israel and abroad. Dr. Margolin has a Ph.D. in Biology from the Weizmann Institute of Science and a postdoctoral associate at the Yale University School of Medicine. The Board believes that Dr. Margolin is qualified to serve as a director of the Company because of her long and extensive experience in various leadership roles in the pharmaceutical industry and her expertise in building excellence around early and late stage drug development.

Mr. Yoshinori Oikawa has been nominated to serve as a director of the Company, subject to shareholder approval at the Meeting. Mr. Oikawa has over 30 years of diverse international executive experience, serving as an entrepreneur, strategist, and board member across the pharmaceutical, biotechnology, and technology sectors. Since December 2017, Mr. Oikawa has served as the Executive Chairman of Mybiotics Pharma Ltd. Previously, he served as a Representative Director and global management member at Aquarius Engines from January 2020 to March 2025, and held various leadership roles, including Co-founder and CEO of Cellergy bio (2022–2024), Executive Chairman of CSP advanced Solutions kk (2019–2024), and Representative Director and CEO of Audioburst K.K. (2018–2022). His extensive career includes serving as a board member for Emendo Biotherapeutics, Terafence Ltd., and EzSpeak Japan, as well as holding senior executive positions at SodaStream International, Ltd., novoGI, Spirocor, and Given Imaging Ltd. Earlier in his career, he served as a Senior Partner and Vice President at Triangle Technologies Ltd. Mr. Oikawa holds a B.Sc. and an MBA from The Hebrew University. The Board believes that Mr. Oikawa is qualified to serve as a director of the Company because of his extensive global experience in corporate strategy, business development, and executive leadership within the life sciences and technology industries.

Mr. Ofer Haviv has served as Evogene's President and Chief Executive Officer since December 2004 after having joined the company in January 2002 as Chief Financial Officer. Mr. Haviv serves as Chairperson of the Board of Directors of our subsidiaries. Mr. Haviv serves as the Chief Executive Officer of our subsidiaries, Lavie Bio, Biomica and Casterra Ag. Mr. Haviv served as a director of the company from 2006 to 2007, and from March 2025. Mr. Haviv is a Certified Public Accountant and holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel. The Board believes that Mr. Haviv is qualified to serve as a director of the Company because of his unparalleled knowledge of the Company's operations, technology, and strategic direction, developed over more than two decades of service as the Company's President and Chief Executive Officer (since 2004) and in prior executive roles since the Company's founding as a spin-off from Compugen Ltd. in 2002.

Evogene Board and Committee Independence

Each of Messrs. Nir Nimrodi, Leon Y. Recanati, Dan Falk, and Yoshinori Oikawa, and Drs, Adrian Percy and Yael Margolin, has been affirmatively determined by the Board to be an independent director, as defined under the Listing Rules of the Nasdaq Stock Market. Consequently, we comply with the requirement of Nasdaq Listing Rule 5605(b)(1) that a majority of our Board be composed of independent directors. Similarly, the audit and compensation committees of our Board are composed solely of independent directors, in accordance with the requirements of Nasdaq Listing Rule 5605(c)(2) and Exchange Act Rule 10A-3, and Nasdaq Listing Rule 5605(d)(2) and Exchange Act Rule 10C-1, respectively. The members of those committees consist of Dr. Adrian Percy, Leon Y. Recanati, and Dan Falk.

Biographical Information for the Pure Capital Slate Nominees

We have provided the following biographical information regarding the background and experience of each nominee for election under the Pure Capital Slate. The biographical information concerning the Pure Capital Slate members that appears below, is based solely on Director & Officer questionnaires and other materials submitted to our Company by the Demanding Shareholders, and has not been verified by us to be accurate. We take no responsibility for its accuracy or completeness of the information provided below.

Mr. Itay Maroz has served as a member of the board of directors of Formula Systems (1985) Ltd. (Nasdaq: FORTY; TASE: FRMSY), a global information technology holding company, since June 2024. Mr. Maeroz is a Del. Certified Public Accountant Qualification (Non-practicing). Since September 2021, Mr. Maroz has served as Chief Executive Officer and Chief Operating Officer of Skyter Technologies Ltd., an AdTech company based in Tel Aviv, Israel, developing technologies and applications in the field of personal search and news aggregation. From January 2012 to July 2022, Mr. Maroz served as Chief Executive Officer of WhiteSmoke, Inc., a publicly traded software company.  Prior to that, from April 2008 to December 2011, he served as Chief Financial Officer of WhiteSmoke, Inc. Earlier in his career, Mr. Maroz served as Controller/Chief Financial Officer of Brooks-Keret (2007), as an independent financial consultant (2003–2006), and as a Controller at Versaware (2001–2002). Mr. Maroz began his career as a Certified Public Accountant at Ernst & Young (EY) in Israel, where he served from 1998 to 2001. Mr. Maroz holds a B.A. in Business and Accounting from the Israeli College of Management. The Demanding Shareholders believe Mr. Maroz is qualified to serve as a director of the Company based on his extensive financial and business expertise, his experience as a chief executive officer of a publicly traded technology company, and his current service on the board of directors of a Nasdaq-listed holding company.

Mr. Shahar Zadok is a partner at a public relations firm in Israel, where he specializes in public relations and investor relations (PR/IR), with particular expertise in corporate communications, investor engagement, and capital markets communications. Mr. Zadok is also a member of the founding team and Business Growth Task Force of the Israel Sweden Chamber of Commerce, a position he has held since April 2023. His professional focus areas include information security, venture capital, startups, investments, public relations, media, and public affairs. The Demanding Shareholders believe Mr. Zadok is qualified to serve as a director of the Company based on his extensive experience in public and investor relations, his expertise in capital markets communications, and his ability to enhance the Board's oversight of corporate communications and shareholder engagement.

Mr. Oz Adler, CPA, age 39, has served as Chief Executive Officer of SciSparc Ltd. (Nasdaq: SPRC), a clinical-stage pharmaceutical company, since January 2022, and as its Chief Financial Officer since April 2018. From September 2017 to March 2018, Mr. Adler served as Vice President of Finance of SciSparc. From December 2020 to April 2021, Mr. Adler served as Chief Financial Officer of Xylo Technologies Ltd. (formerly Medigus Ltd.) (Nasdaq: XYLO). From December 2012 to August 2017, Mr. Adler worked in the audit department of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, where he served as a Manager and was responsible for auditing large local and international public companies and private companies, preparing financial statements under IFRS and U.S. GAAP, and advising on capital markets transactions including IPOs and prospectus offerings. Mr. Adler currently serves as Chairman of the Board of Directors of Jeffs' Brands Ltd. (Nasdaq: JFBR), Chairman of the Board of Directors of IM Cannabis Corp., and Chairman of the Board of Directors of Fort Technology, Inc., Nexera Technologies Ltd., and Polyrizon Ltd. He also serves as a member of the board of directors of Rail Vision Ltd. (Nasdaq: RVSN), Clearmind Medicine, Inc. (Nasdaq: CMND), and Charging Robotics Ltd. Mr. Adler previously served on the board of directors of Elbit Imaging Ltd. (TASE: EMITF) from August 2021 to October 2022. Mr. Adler is a Certified Public Accountant in Israel and holds a B.A. degree in Accounting and Business Management from The College of Management Academic Studies, Israel. The Demanding Shareholders believe Mr. Adler is qualified to serve as a director of the Company based on his extensive involvement in several public companies, his significant experience in corporate governance, financial oversight, and regulatory compliance, and his broad managerial, financial, tax, and accounting expertise.

Dr. Adi Zuloff-Shani, Ph.D., age 58, has served as Chief Executive Officer of Clearmind Medicine Inc. (Nasdaq: CMND), a clinical-stage psychedelic pharmaceutical biotech company focused on the development of novel therapeutics for addictions and mental disorders such as alcohol use disorder, since July 2021.   Since February 2016, Dr. Zuloff-Shani has also served as Chief Technologies Officer of SciSparc Ltd. (Nasdaq: SPRC) (formerly Therapix Biosciences Ltd.), where she has led the development of pharmaceutical products for the U.S., EU, and Israeli markets for several  indications including Tourette syndrome, obstructive sleep apnea, agitation in Alzheimer's disease, autism spectrum disorder, and pain.   From October 2012 to March 2016, Dr. Zuloff-Shani served as Vice President of Development at Macrocure Ltd. (Nasdaq: MCUR), where she led all research and development activities, including oversight of clinical and regulatory affairs, quality assurance, operations, and intellectual property activities.  From October 2008 to September 2012, she served at Macrocure in roles including product export lead and head of new initiatives. Dr. Zuloff-Shani currently serves as a member of the Scientific Advisory Board of Save Foods, Inc. (Nasdaq: SVFD). Dr. Zuloff-Shani holds a Bachelor of Science degree in Biology (graduated with Honor), a Master of Science degree in Immunology (graduated with Honor), and a Doctor of Philosophy (Ph.D.) degree in Human Biology and Immunology, all from Bar-Ilan University, Israel.   She has more than 25 years of experience as a research and development executive in the biotechnology and healthcare industries and has expertise in biological products and advanced therapies, clinical drug development, regulatory interactions (FDA, EMA), and global team management. Dr. Zuloff-Shani successfully brought products from bench to market. The Demanding Shareholders believe Dr. Zuloff-Shani is qualified to serve as a director of the Company based on her deep scientific expertise and extensive industry experience directly relevant to the Company's field of activity in computational biology and life sciences, which would strengthen the Board's ability to evaluate the Company's technology, strategic direction, and long-term growth opportunities.

Pure Capital Slate Independence

Each of Messers Itay Maroz, Shahar Zadok, and Oz Adler, and Dr. Adi Zuluf-Shani, together comprising the Pure Capital Slate, has affirmed in a Director & Officer questionnaire completed by him or her prior to the calling of the Meeting, as to his or her qualification to serve prospectively as an independent director of Evogene, as such independence is determined under the Listing Rules of the Nasdaq Stock Market. Similarly, none of the members of the Pure Capital Slate has identified relationships that would disqualify him or her from serving as an independent member of the audit or compensation committees of the Evogene Board, as determined in accordance with the requirements of Nasdaq Listing Rule 5605(c)(2) and Exchange Act Rule 10A-3, and Nasdaq Listing Rule 5605(d)(2) and Exchange Act Rule 10C-1, respectively.

Reasons for Voting FOR Evogene Slate Instead of Pure Capital Slate

In nominating each of the seven individuals constituting the Evogene Slate for re-election or election (as applicable) as directors at the Meeting, the Board identified several compelling reasons why these individuals are highly qualified to lead the Company at this critical juncture in the history of Evogene. Those reasons squarely align with the interests of our public shareholders. At the same time, there are several compelling reasons why the Pure Capital Slate would not only be poorly suited for managing our Company, but would furthermore cause value destruction for your investment as a public shareholder of Evogene.

Considerations in Favor of Evogene Slate of Nominees

•	The Evogene Slate is overseeing the successful execution of a clear and decisive strategic transformation.

Since 2025, the Board has overseen a comprehensive transformation that repositioned Evogene as a focused computational chemistry and biology company centered on its proprietary ChemPass AI™ platform. This strategy included streamlining operations, optimizing the Company's portfolio, concentrating investment on its highest-value opportunities, and strengthening financial discipline.

The transformation has already produced measurable results, including six drug discovery collaborations with leading biotechnology companies and academic institutions (including Systasy and LMU University Hospital Munich, Unravel Biosciences, ELEO, Tel Aviv University, Queensland University of Technology, and the Blavatnik Center for Drug Discovery), two collaborations with Google Cloud advancing ChemPass AI™ toward autonomous small-molecule discovery, the successful completion and licensing of Biomica's BMC128 immuno-oncology program to Lishan Biotech, the sale of Lavie Bio's operations to ICL for aggregate consideration of approximately US$15.25 million (including redemption of a SAFE), the discovery by AgPlenus of a novel mode of action for fungicides targeting Septoria tritici blotch (STB), and the continued advancement of the Company's pharmaceutical and agricultural pipeline. The Company also restructured Casterra's operations to focus on Brazil, where growing demand for Sustainable Aviation Fuel (SAF) creates significant long-term opportunity.

The Board believes the Company has moved beyond planning and is now executing its strategy. The question before shareholders is not whether change was necessary - the Board has already delivered that change. The question today is whether Evogene should interrupt that transformation just as it begins creating value. Replacing a majority of the Board at this stage could disrupt that execution before shareholders realize the anticipated benefits of the transformation.

•	The Board Has Demonstrated Strong Capital Allocation and Financial Discipline.

The Board has overseen significant operational and financial improvements while preserving the Company's core technology capabilities. During the past two years, the Company reduced its workforce from approximately 117 to 39 employees (approximately 67%), lowered expected annual cash burn from approximately US$20.5 million in 2024 to approximately US$8.5-9.5 million in 2026 (with further reductions anticipated in 2027), raised approximately US$14.2 million of new capital, and generated aggregate divestiture proceeds of approximately US$15.25 million from the sale of Lavie Bio’s operations to ICL (including redemption of a SAFE).

The Board also optimized the Company's portfolio by focusing resources on its highest-value businesses while monetizing, restructuring or streamlining non-core activities.

The Board believes these actions demonstrate disciplined execution, prudent capital allocation and a continued commitment to creating sustainable long-term shareholder value.

•	The Board's Nominees Possess the Experience Required to Execute the Company's Strategy.

Evogene operates in highly specialized industries combining artificial intelligence, computational chemistry, pharmaceuticals and agricultural biotechnology. The Board believes effective oversight requires experience in these disciplines together with expertise in corporate governance, finance and commercialization.

Collectively, the Evogene nominees bring substantial experience in biotechnology, pharmaceutical development, agricultural innovation, public company governance, strategic transactions, capital markets and international commercialization. The proposed Board combines the leadership of Mr. Nir Nimrodi (decades of experience in biotechnology, corporate finance, capital markets, and public company leadership), the scientific expertise of Dr. Adrian Percy (former Head of R&D for Bayer Crop Science, widely recognized as one of the world’s leading executives in agricultural life sciences), the Company's institutional knowledge through Mr. Ofer Haviv, the governance and financial expertise of Mr. Dan Falk, the investment and strategic experience of Mr. Leon Recanati, and, subject to shareholder approval, the biotechnology and pharmaceutical expertise of Dr. Yael Margolin together with the more than three decades of international leadership experience across the biotechnology, pharmaceutical, medical technology, and healthcare sectors of Mr. Yoshinori Oikawa.

The Board believes this combination of expertise provides the knowledge and judgment necessary to oversee the Company's current strategy and future growth.

The Board also continues to benefit from the experience, commitment, and continuity provided by Mr. Leon Recanati and Mr. Dan Falk, who have served on Evogene’s Board for many years. Throughout this period of significant change, they have played an important role in guiding the Company’s strategic direction, supporting key governance and financing decisions, and helping position Evogene for its next phase of growth. Their deep institutional knowledge, together with Mr. Nimrodi’s leadership and the addition of new directors with highly relevant expertise, has created a Board that combines continuity with renewed capabilities.

•	Continuity of Leadership Is Important at the Company's Current Stage.

Over the past two years, the current Board has overseen every major aspect of the Company's transformation, including its strategic repositioning, portfolio optimization, financing initiatives, operational restructuring, technology development and commercial partnerships. This institutional knowledge cannot be replicated overnight.

The Board believes this institutional knowledge, together with established relationships with strategic partners including Google Cloud, LMU University Hospital Munich, ELEO, Queensland University of Technology and the Blavatnik Center for Drug Discovery, supports effective oversight and continued execution of the Company's strategy.

Maintaining continuity at this stage will, in the Board's view, better position the Company to preserve strategic momentum and to remain focused on execution while minimizing unnecessary disruption, especially as the Company enters what the Board believes is the most promising phase of its evolution.

Considerations Against Pure Capital Slate of Nominees

•	The Pure Capital Group Has Not Presented a Comprehensive Strategic Alternative.

The Board believes that shareholders should consider the strategic alternative being proposed, not solely the identity of the proposed directors.

Despite discussions with representatives of the Pure Capital Group, the Board has not been presented with a comprehensive plan addressing the Company's business strategy, commercialization priorities, capital allocation, financing requirements or long-term value creation. Throughout this process, the Board and management have consistently sought to engage constructively with representatives of this shareholder group, approaching these discussions openly, professionally, and in good faith. Unfortunately, despite these efforts, no comprehensive strategic alternative has been presented, nor has a constructive framework for collaboration emerged.

The Board believes shareholders should carefully consider whether replacing the current Board, without a clearly articulated alternative strategy, is in the best interests of the Company. In the Board's view, changing directors, by itself, does not constitute a business strategy. Shareholders deserve to understand not only who would replace the current Board, but also how a newly constituted Board would preserve the Company’s strategic momentum, strengthen its competitive position, maintain key commercial and scientific relationships, and create greater long-term value than the strategy already underway.

•	Replacing a Majority of the Board Could Disrupt the Company's Strategic Execution.

The Company is actively executing a multi-year strategy involving technology development, commercial collaborations, product development programs and financing initiatives.
The Board believes successful execution depends upon leadership continuity, established relationships with strategic partners and familiarity with the Company's technology and long-term objectives. Replacing a majority of the Board during this period could delay execution, disrupt strategic momentum and create unnecessary uncertainty for employees, customers, commercial partners, research collaborators and financing sources.

•	Shareholders Should Consider Whether the Pure Capital Nominees Possess the Expertise Required to Oversee the Company's Business.

Evogene operates at the intersection of artificial intelligence, computational chemistry, computational biology, pharmaceutical discovery and agricultural biotechnology. The Board believes effective oversight requires expertise in these highly specialized fields, together with experience in technology commercialization and public company governance.

Based on the biographical information publicly disclosed by the Pure Capital Group, the Board has not identified significant experience among the nominees in computational chemistry, computational biology, generative AI for small-molecule discovery or agricultural biotechnology.

The Board believes shareholders should consider whether the collective qualifications of the Pure Capital Slate provide the scientific, commercial and strategic expertise appropriate for overseeing the Company's business and long-term development programs.

•	The Board Believes Value Creation Should Remain the Primary Objective.

The Board recognizes that shareholders may have differing views regarding the Company's historical performance. However, the Board believes the Company's long-term value will be maximized through the continued execution of its strategic plan, disciplined capital allocation, expansion of strategic collaborations and successful commercialization of its technology platforms.

Based on the information available to the Board, it has not been presented with an alternative strategy that, in the Board's judgment, offers a more compelling path to long-term shareholder value.

•	Shareholders Should Consider the Overall Consequences of Their Vote.

Under the applicable voting structure, shareholders may vote for only one slate of nominees.

Accordingly, the election of the Pure Capital Slate would result in the replacement of a majority of the current Board.

The Board believes shareholders should carefully consider the cumulative impact of these changes, including the potential loss of institutional knowledge, strategic continuity and leadership during an important phase of the Company's development.

Proposed Resolutions

At the Meeting, pursuant to Proposal 1, we will bring to our shareholders the following two resolutions, as to which shareholders may vote “FOR” only one of the two proposed resolutions, or abstain on the proposal (shareholders may not vote “AGAINST” either resolution):

a.      “RESOLVED, that the re-election or initial election (in the case of Dr. Margolin and Mr. Oikawa) to serve as directors of Evogene Ltd. of a slate of nominees, comprised of the following individuals, together constituting the “Evogene Slate,” until the 2027 annual general meeting of Evogene’s shareholders, and until the due election and qualification of their respective successors, or until any such individual’s earlier resignation, replacement or removal, be, and hereby is, approved in all respects: Mr. Nir Nimrodi, Dr. Adrian Percy, Mr. Leon Y. Recanati, Mr. Dan Falk, Dr. Yael Margolin, Mr. Yoshinori Oikawa, and Mr. Ofer Haviv;” or

b.      “RESOLVED, that the election to serve as directors of Evogene Ltd. of a slate of nominees, comprised of the following individuals, together constituting the “Pure Capital Slate,” until the 2027 annual general meeting of Evogene’s shareholders, and until the due election and qualification of their respective successors, or until any such individual’s earlier resignation, replacement or removal, be, and hereby is, approved in all respects: Mr. Itay Maroz, Mr. Shahar Zadok, Mr. Oz Adler, and Dr. Adi Zuluf-Shani.”

Required Vote

The slate of nominees that receives more votes “FOR” will be deemed re-elected or elected (as applicable), having received a majority of the votes cast on the proposal (as there will be no option of voting “AGAINST” either slate). Abstentions and broker non-votes, if any, will be disregarded in determining which of the slates has received a majority and will therefore have no impact on the outcome of voting on Proposal 1.

Board Recommendation

After considering the Company's strategic transformation, financial progress, governance, and the qualifications of the nominees, the Board unanimously believes that the Evogene Slate is best positioned to continue executing the Company's strategy and maximize long-term shareholder value.

Accordingly, the Board unanimously recommends a vote “FOR” the foregoing resolution re-electing or initially electing (in the case of Dr. Margolin and Mr. Oikawa) the Evogene Slate, consisting of Mr. Nir Nimrodi, Dr. Adrian Percy, Mr. Leon Y. Recanati, Mr. Dan Falk, Dr. Yael Margolin, Mr. Yoshinori Oikawa, and Mr. Ofer Haviv, as directors of Evogene.

The Board furthermore unanimously recommends that you disregard the Pure Capital Slate, and that you also disregard any proxy materials that you may receive from, or be directed to by, the Demanding Shareholders, including any proxy statement or proxy card.

PROPOSAL 2
APPROVAL OF AMENDMENT TO ARTICLES OF ASSOCIATION TO INCREASE AUTHORIZED
SHARE CAPITAL

Background

Our Articles currently authorize a share capital of NIS 6,000,000, consisting of 30,000,000 ordinary shares, par value NIS 0.2 per share.

On June 14, 2026, our board adopted resolutions approving an amendment to the Articles to increase the authorized share capital of the Company by NIS 24,000,000 (that is, by 120,000,000 ordinary shares of NIS 0.2 par value each), such that the total registered share capital of the Company will be NIS 30,000,000 divided into 150,000,000 Ordinary Shares of NIS 0.2 par value per share.

The Board has determined that the proposed amendment is advisable and in the best interests of the Company and its shareholders and has directed that the proposed amendment be submitted for adoption and approval by our shareholders at the Meeting. In approving, and recommending that our shareholders likewise approve, the proposed increase to our authorized share capital, our Board took into consideration various important factors, including the expected uses and effects of the additional authorized share capital.

Purposes of the Proposed Amendment and Effect of Shareholders Approval

As of July 21, 2026 we have 15,733,507 ordinary shares issued and outstanding, and 6,528,019 ordinary shares, in the aggregate, reserved for issuance under existing equity compensation plans, convertible securities, and other outstanding commitments, leaving only 7,738,474 authorized but unissued and unreserved ordinary shares available for future issuance. The Board has determined that the current number of authorized but unissued ordinary shares is insufficient to maintain our compliance with Nasdaq continued listing requirements, pursue our strategic objectives, or to provide us with adequate flexibility towards other general corporate purposes. The intended purposes of the proposed increase are set forth below.

Uses for Increased Authorized Share Capital

•
Compliance with Nasdaq Continued Listing Requirements. As a company whose ordinary shares are listed on the Nasdaq Capital Market, the Company is required to satisfy Nasdaq's continued listing standards on an ongoing basis, including requirements relating to minimum shareholders’ equity, minimum market value of listed securities, and minimum bid price. The availability of a sufficient number of authorized ordinary shares provides the Company with the ability to undertake equity issuances, if necessary, to strengthen its balance sheet, increase shareholders’ equity, and otherwise take remedial measures to maintain compliance with applicable Nasdaq listing standards. The Board believes that maintaining an adequate reserve of authorized shares is a prudent measure to help ensure the Company's continued listing on Nasdaq and to protect the interests of the Company's shareholders in the event that remedial capital-raising actions become necessary.

•
Strategic Transactions. The Company continually evaluates potential strategic transactions, including mergers, acquisitions, in-licensing arrangements, joint ventures, research collaborations, and other strategic partnerships that may advance the Company's life sciences objectives or those of its subsidiaries. In many such transactions, the ability to issue ordinary shares or equity-linked securities as full or partial consideration is a critical component of the Company's negotiating position. Without a sufficient reserve of authorized but unissued ordinary shares, the Company may be unable to pursue or consummate strategic transactions that the Board determines to be in the best interests of the Company and its shareholders, or may be compelled to rely exclusively on cash consideration, thereby placing additional strain on the Company's financial resources. The proposed increase in authorized share capital would provide the Company with the flexibility to use its ordinary shares as a currency for value-creating strategic transactions as and when such opportunities arise.

•
Corporate Flexibility and General Corporate Purposes. The Board believes it is in the best interests of the Company and its shareholders to have additional authorized ordinary shares available for issuance for general corporate purposes that may arise from time to time, without the expense and delay of convening an extraordinary general meeting of shareholders to approve an increase in authorized share capital in connection with each specific transaction or issuance. The additional authorized shares could be used for any proper corporate purpose, including but not limited to those described above. Having authorized shares readily available for issuance would allow the Board to act promptly to take advantage of market conditions, strategic opportunities, and other circumstances that may require or make advisable the issuance of additional ordinary shares, without the procedural delays and uncertainties associated with obtaining shareholder approval for each individual issuance.

Effects of Increase in Authorized Share Capital

Following the approval of the proposed amendment, the total registered share capital of the Company will be NIS 30,000,000 divided into 150,000,000 ordinary shares of NIS 0.2 par value per share.

As a general matter, issuances of our ordinary shares from the increased authorized share capital may be effected by the Board, without further action or approval required from our shareholders, except as may be required by any rules or listing requirements of Nasdaq or any other applicable rules or regulations.

Except for ordinary shares reserved for grant(s) pursuant to our equity compensation plans and outstanding warrants, and a letter agreement with an investment bank with respect to an offering of the Company’s securities, we do not currently have any other plans, agreements, commitments or understandings with respect to the issuance of the additional ordinary shares (or the currently authorized but unissued shares).

Failure by the shareholders to approve the proposed amendment would reduce the ability of the Board to take the potential future actions to issue additional ordinary shares discussed above.

Any additional authorized ordinary shares, if and when issued, would be part of our existing class of ordinary shares, and would have the same rights and privileges as the currently outstanding ordinary shares.

Risks Related to Proposed Increase to Authorized Share Capital

Our shareholders should carefully consider the following risks associated with the proposed increase in authorized share capital before voting on this proposal:

•
Dilution of Existing Shareholders. The issuance of additional ordinary shares pursuant to the proposed increase in authorized share capital would dilute the percentage ownership and voting power of the Company’s existing shareholders. Such dilution could also reduce earnings per share and book value per share of our outstanding ordinary shares. The extent of any such dilution would depend on the number of additional ordinary shares issued, the price at which they are issued, and the circumstances of the issuance. Shareholders who do not participate in future issuances on a pro rata basis would experience a proportionate reduction in their ownership interest in the Company.

•
Board Discretion Over Future Issuances. If this proposal is approved, the Board will have the authority, subject to applicable law, the Nasdaq listing rules, and the Articles, to issue additional ordinary shares or securities convertible into or exercisable for ordinary shares without further shareholder approval in many circumstances. The Board will have discretion to determine the timing, amount, and terms of any such issuance, including the price at which shares are issued and the persons or entities to whom they are issued. There can be no assurance that the Board will exercise this authority on terms that are favorable to, or in alignment with the preferences of, existing shareholders.

•
Potential Issuance at Below-Market Prices. The Board may authorize the issuance of additional ordinary shares at prices below the then-prevailing market price of our ordinary shares, including in connection with private placements, strategic transactions, or equity compensation awards. Any such issuance at a discount to market price would result in immediate economic dilution to existing shareholders and could exert downward pressure on the trading price of our ordinary shares.

•
Potential Anti-Takeover Effects. Although the proposed increase in authorized share capital is unrelated to the current attempt of the Demanding Shareholders to take control of the Board, the availability of a substantial number of additional authorized but unissued ordinary shares could, in the future, under certain circumstances, have the effect of discouraging or making more difficult an unsolicited merger, tender offer, proxy contest, or other change-of-control transaction that some or all of the Company's shareholders might consider to be in their best interests. The then-current Board could, without further shareholder approval, issue additional shares to persons or entities that support the then-current Board's position in a contested situation, thereby diluting the ownership and voting power of parties seeking to obtain control of the Company.

•
Adverse Market Impact. The approval of this proposal, even absent the immediate issuance of additional ordinary shares, could have a negative effect on the market price of the ordinary shares. The market may perceive the increase in authorized share capital as a signal that we anticipate significant future equity issuances, which could create overhang and depress the trading price of our ordinary shares. Any actual issuance of additional shares could further contribute to downward price pressure, particularly if the issuance is substantial relative to our then-outstanding share capital.

•
Uncertainty as to Use of Additional Authorized Shares. Other than as described elsewhere in this Proxy Statement, we have no current agreements, commitments, or understandings with respect to the issuance of any of the additional ordinary shares that would be authorized pursuant to this proposal. Shareholders are therefore being asked to approve the increase without knowledge of the specific terms, timing, or purposes for which the additional authorized shares may be issued in the future, and there can be no assurance that the purposes for which such shares are ultimately issued will generate value for the Company or its shareholders.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

 “RESOLVED, to approve an amendment to our Articles, to increase the registered share capital of the Company by NIS 24,000,000 (that is, by 120,000,000 ordinary shares of NIS 0.2 par value each) such that the total registered share capital of the Company will be NIS 30,000,000 divided into 150,000,000 ordinary shares of NIS 0.2 par value per share.”

Required Vote

The approval of the amendment of our Articles to increase our registered share capital requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes).

Board Recommendation

Our Board unanimously recommends a vote “FOR” the foregoing resolution approving an amendment to our Articles to increase the registered share capital of the Company by NIS 24,000,000 such that the total registered share capital of the Company will be NIS 30,000,000 divided into 150,000,000 ordinary shares of NIS 0.2 par value per share.

PROPOSAL 3
APPROVAL OF A REVERSE SHARE SPLIT AT A RATIO BETWEEN 1-FOR-2 AND 1-FOR-15

Background

Purpose and Effect of the Reverse Split Framework

On March 30, 2026, we received a notification from Nasdaq that we are not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), we were granted a period of 180 calendar days to regain compliance with the minimum bid price requirement, until September 28, 2026, or the Initial Period. If at any time during the Initial Period the closing bid price of our ordinary shares is at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide us with a written confirmation of compliance and the matter will be closed. After the Initial Period we might be entitled to an extension of additional 180 calendar days, to regain compliance with the minimum bid price requirement. If we cannot demonstrate compliance by the end of such additional period, Nasdaq staff may notify us that our ordinary shares are subject to delisting. If our ordinary shares’ bid price does not demonstrate compliance by itself during the above-mentioned timeframes, the proposed reverse share split is intended to adjust our ordinary shares’ bid price. If the reverse share split is authorized by our shareholders, our Board will have the discretion, within 18 months following the date of the Meeting, to implement the reverse share split at a ratio within the range that was approved by the shareholders or effect no reverse share split at all. On July 27, 2026, the closing price of our ordinary shares on the Nasdaq Capital Market was $0.52.

On January 17, 2025, the SEC, approved an amendment to Nasdaq Listing Rule 5810(c)(3)(A)(iv), according to which, an issuer is not eligible for any compliance period to cure a deficiency under the minimum bid price requirement if it effected a reverse share split over the prior one-year period. Due to this amendment, our Board has resolved to approve a framework which allows us to effect a reverse share split in order to remain in compliance with the minimum bid price requirement for an elongated period of time.

Due to the decrease in the share price of our ordinary shares, we believe that a reverse share split is advisable in order to make our ordinary shares more attractive to a broader range of investors, including professional investors, institutional investors and the general investing public. Our Board believes that the anticipated increased price resulting from the reverse share split may generate additional interest and trading in our ordinary shares.

We are therefore seeking approval of the shareholders to approve a framework for a reverse share split of the Company’s ordinary shares in the range of a ratio between 1-for-2 and 1-for-15 (inclusive), to be effected at the discretion of, and at such ratio and on such date as shall be determined by the Board, or the Reverse Split, if so determined eventually, and to amend the Company’s Articles accordingly. If the Reverse Split is approved by our shareholders, then the Board will have the authority to decide whether to implement the Reverse Split and the exact ratio for the Reverse Split within the range. Following such determination, if any, by our Board, we will issue a press release announcing the effective date of the Reverse Split and will amend our Articles of Association to effect such Reverse Split. The Company is required to give notice to Nasdaq at least 10 calendar days prior to the market effective date of a Reverse Split.

If the Reverse Split is implemented, the number of authorized shares as well as the issued and outstanding ordinary shares would be reduced in accordance with the Reverse Split ratio selected by the Board and the par value per ordinary share will be increased proportionately. In addition, if the Reverse Split is implemented, the exercise price and the number of ordinary shares issuable pursuant to outstanding warrants will be adjusted pursuant to the terms of the respective warrants in connection with the Reverse Split, with the exercise price increased, and the number of ordinary shares issuable reduced, proportionately to the reverse split ratio. Furthermore, upon completion of the Reverse Split, the number of ordinary shares issuable pursuant to the Evogene Ltd. 2002 Share Option Plan, Evogene Ltd. 2003 Key Employee Share Incentive Plan, Evogene Ltd. 2013 Share Option Plan, and Evogene Ltd. 2021 Share Incentive Plan, as well as the number of shares subject to outstanding options under the plans and the exercise prices of those options, and the number of shares subject to outstanding RSUs under the plans shall be appropriately adjusted (with the number of shares underlying outstanding options and RSUs reduced, and the exercise price per share of each option increased, proportionately to the reverse split ratio).

No fractional shares will be issued as a result of the Reverse Split.  Instead, all fractional shares will be rounded to the nearest whole ordinary share.

In the event that the Company’s shareholders do not approve the Reverse Split and the proposed amendments to the Articles and the Company does not otherwise regain compliance with the minimum bid price requirements in the requisite time period, the Company’s ordinary shares will likely be delisted from trading on Nasdaq. Delisting could also negatively impact our ability to secure additional financing. Accordingly, the Board recommends that the shareholders vote to approve the Reverse Split as described above on a date to be determined by our Board and announced by the Company and authorize the Company to amend the Articles of Association accordingly.

Implementation of Reverse Split

If the Reverse Split is implemented, the number of authorized shares including the issued and outstanding ordinary shares would be reduced in accordance with the Reverse Split ratio selected by the Board and the par value per Ordinary Share will be increased proportionately.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names.  Banks, brokers, custodians or other nominees (including members of the TASE) will be instructed to effect the Reverse Split for their beneficial holders holding our ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split.  Shareholders who hold our ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Our registered holders of ordinary shares hold their shares electronically in book-entry form with the transfer agent. These shareholders do not have share certificates evidencing their ownership of their ordinary shares. They are, however, provided with a statement reflecting the number of shares registered in their accounts. Registered holders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Split ordinary shares. No fractional shares will be issued as a result of the Reverse Split. In accordance with our Articles, all fractional shares will be rounded to the nearest whole ordinary share, such that only shareholders holding fractional consolidated shares of more than half of the number of shares which consolidation constitutes one whole share, shall be entitled to receive one consolidated share.

Certain Risks Associated with the Reverse Split

There are various adverse factors and contingencies associated with, or that could result from, our shareholders’ approval of this Proposal 3 for effecting a Reverse Split, including the following:

•
No Assurance of Proportional Share Price Increase. There can be no assurance that the market price of our ordinary shares following the Reverse Split will increase in proportion to the reduction in the number of outstanding shares. The market price of the ordinary shares is based on numerous factors, many of which are beyond the Company’s control. A reverse share split is often viewed negatively by the market, as it may signal underlying financial difficulties, and may not result in a sustained increase in the per-share trading price.

•
Potential Decline in Market Capitalization. The Reverse Split may not result in a per-share price that attracts institutional or other investors, and the reduced number of shares outstanding may result in a decrease in our overall market capitalization if the per-share price does not increase proportionally or declines following the effective date.

•
Reduced Liquidity and Trading Volume. By reducing the number of outstanding ordinary shares, the Reverse Split may adversely affect the liquidity and trading volume of the Company’s shares on the Nasdaq Capital Market or the TASE, as applicable. A reduced float may result in wider bid-ask spreads and decreased ability of shareholders to execute trades at favorable prices or in desired quantities. In addition, the Reverse Split may result in some shareholders owning “odd lots” of less than 100 ordinary shares on a post-split basis, which may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

•
Increased Share Price Volatility. A lower number of outstanding shares may result in greater share price volatility, as relatively small trades could have a disproportionate effect on the market price of the ordinary shares. This effect may be amplified if the Reverse Split is effected at the higher end of the authorized ratio range.

•
Broad Board Discretion in Selecting the Final Ratio. This Proposal 3 grants the Board broad discretion to select the final reverse share split ratio within the range of 1-for-2 to 1-for-15, and to determine the timing of implementation (for up to 18 months), without further shareholder approval. Shareholders will not have the opportunity to vote on the specific ratio selected or the timing of effectuation, and the ratio ultimately chosen by the Board may not align with an individual shareholder’s preferred outcome.

•
Potential Failure to Achieve or Maintain Listing Compliance. Even if the Reverse Split initially increases the per-share trading price to meet applicable minimum bid price requirements under Nasdaq Listing Rules (including Listing Rule 5550(a)(2)), there can be no assurance that the Company will be able to sustain compliance with such requirements over time. A subsequent decline in share price could result in renewed non-compliance and potential delisting proceedings.

•
Dilutive Effect on Authorized Share Capital. The Reverse Split, together with the proposed increase in authorized share capital under Proposal 2, will have the effect of increasing the number of authorized but unissued ordinary shares available for future issuance. The issuance of additional shares in the future could be dilutive to existing shareholders and may be used for purposes that may not be in all shareholders’ interests.

•
Negative Market Perception and Signaling Risk. Reverse share splits are sometimes perceived by investors, analysts, and the public as an indication that a company is experiencing financial distress or has been unable to grow its share price organically. This perception could adversely affect demand for the ordinary shares and may make it more difficult for the Company to raise capital on favorable terms in the future.

•
No Guarantee the Reverse Share Split Will Be Effected. Even if shareholders approve this Proposal 3, the Board retains discretion to determine whether and when to effect the Reverse Split. There can be no assurance that the Board will implement the Reverse Split, and any delay or decision not to proceed may result in continued non-compliance with applicable listing standards or other adverse consequences.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the Reverse Split to U.S. Holders (as defined below) of our ordinary shares. This summary does not purport to be a complete discussion of all of the possible U.S. federal income tax consequences. Further, it does not address the impact of the Medicare surtax on certain net investment income or the alternative minimum tax, U.S. federal estate or gift tax laws, any state, local or foreign income or other tax consequences or any tax treaties. Also, it does not address the tax consequences to holders that are subject to special tax rules, such as (i) persons who are not U.S. Holders; (ii) banks, insurance companies, or other financial institutions; (iii) regulated investment companies; (iv) tax-qualified retirement plans; (v) dealers in securities and foreign currencies; (vi) persons whose functional currency is not the U.S. dollar; (vii) traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes; (viii) persons deemed to sell our ordinary shares under the constructive sale provisions of the Internal Revenue Code of 1986, as amended, or the Code; (ix) persons that acquired our ordinary shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; (x) persons that hold our ordinary shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; (xi) persons that own, directly, indirectly or constructively, at any time, ordinary shares representing 5% or more of our voting power or value; (xii) certain former citizens or long-term residents of the United States; and (xiii) tax-exempt entities or governmental organizations.

As used herein, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust if (x) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion is based on the Code, U.S. Treasury regulations, administrative rulings and judicial authority as of the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect.  This summary also assumes that the ordinary shares prior to the Reverse Split, or the Old Shares, were, and the ordinary shares after the Reverse Split, or the New Shares, will be, held as a “capital asset,” as defined within the meaning of Section 1221 of the Code (i.e., generally, property held for investment). The tax treatment of a U.S. Holder may vary depending upon the particular facts and circumstances of such U.S. Holder. Each shareholder is urged to consult with such shareholder's own tax advisor with respect to the tax consequences of the Reverse Split.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our ordinary shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Split.

           We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, or an opinion from counsel, with respect to the U.S. federal income tax consequences of the Reverse Split. Our view regarding the tax consequences of the Reverse Split is not binding on the IRS or the courts.  Moreover, there can be no assurance that the IRS or a court will agree with such statements and conclusions.

The Reverse Split is intended to constitute a “recapitalization” for U.S. federal income tax purposes. Therefore, subject to the discussion regarding passive foreign investment company, or PFIC, status below, no gain or loss should be recognized by a U.S. Holder upon such U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split.  The aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split should be the same as the U.S. Holder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The U.S. Holder’s holding period for the New Shares should include the period during which the U.S. Holder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split. U.S. holders that hold ordinary shares acquired on different dates and at different prices should consult their tax advisors regarding identifying the bases and holding periods of the particular ordinary shares they hold after the Reverse Split.

Pursuant to Section 1291(f) of the Code, to the extent provided in U.S. Treasury regulations, if a U.S. person transfers stock in a PFIC in a transaction that does not result in full recognition of gain, then any unrecognized gain is required to be recognized notwithstanding any nonrecognition provision in the Code. The U.S. Treasury has issued proposed regulations under Section 1291(f) of the Code, but they have not been finalized. The IRS could take the position that Section 1291(f) of the Code is effective even in the absence of finalized regulations, or the regulations could be finalized with retroactive effect. Accordingly, no assurances can be provided as to the potential applicability of Section 1291(f) of the Code to the Reverse Split.

We believe that the Company was a PFIC for the taxable year ended December 31, 2025, and may be a PFIC for the taxable year ending December 31, 2026. However, the Company’s actual PFIC status for the current taxable year or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to the Company’s status as a PFIC for the taxable year ending December 31, 2026, or any subsequent taxable year. If the Company is treated as a PFIC with respect to a U.S. Holder and Section 1291(f) applies to the U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split, the U.S. Holder may be required to recognize any gain realized on such transfer, in which case such gain generally would be subject to the “excess distribution” rules under Section 1291 of the Code. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Split if the Company were treated as a PFIC.

Each shareholder should consult with his, her or its own tax advisor with respect to all of the potential tax consequences to such shareholder of the Reverse Split, including the applicability and effect of any state, local, and non-U.S. tax laws, as well as U.S. federal tax laws and any applicable tax treaties.

THE U.S. CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER.  ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to approve a framework for a reverse share split of the Company’s ordinary shares in the range of a ratio between 1-for-2 and 1-for-15 (inclusive), to be effected at the discretion of, and at such ratio and on such date as shall be determined by the Board within 18 months of the Meeting, and to amend the Company’s Articles accordingly.”

Required Vote

The approval of the Reverse Split (and the related amendment to the Articles) requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes).

Board Recommendation

Our Board unanimously recommends a vote FOR the approval of a framework for a reverse share split of the Company’s ordinary shares at a ratio in a range between 1-for-2 and 1-for-15 (inclusive), to be effected at the discretion of, and at such ratio and on such date as shall be determined by, the Board within 18 months following the Meeting, and to amend the Company’s Articles accordingly.

PROPOSAL 4
RE-APPOINTMENT OF INDEPENDENT, EXTERNAL AUDITORS FOR THE YEAR ENDING
DECEMBER 31, 2026 AND APPROVAL OF THEIR REMUNERATION

Background

Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, also referred to as Kost Forer, served as our independent auditors for the year ended December 31, 2025 and for the additional period until the Meeting. Kost Forer has been nominated and approved by the audit committee of the Board, and the Board, for reappointment as our independent auditors for the year ending December 31, 2026 and for the additional period until the close of the 2025 annual general meeting of shareholders of our Company.  The shareholders at the Meeting are requested to approve such auditors’ reappointment and authorize their remuneration, to be fixed, in accordance with the volume and nature of their services, by the Board, with power of delegation to the audit committee thereof.

Principal Accountant Fees and Services

We paid or accrued the following fees for professional services rendered by Kost Forer to our Company for the years ended December 31, 2025 and 2024:

	2025	2024
	(U.S. dollars)
Audit Fees	$165,000	$190,000
Audit-Related Fees	$35,000	$25,000
Tax Fees	$20,000	$20,000
All Other Fees	$13,057	-
Total	$233,057	$235,000

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements.

“Audit Related Fees” are the aggregate fees billed for services that generally the independent accountant provides, such as consents, comfort letters and assistance with and review of documents filed with the SEC.

“Tax Fees” include fees for professional services rendered by our auditors for tax compliance and tax consulting in connection with international transfer pricing.

“All Other Fees” include fees for professional services rendered by our auditors for VAT consulting to one of our subsidiaries.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually any specific audit and non-audit services, audit-related services and tax services that may be performed by our independent accountants. Pursuant to that policy, our audit committee pre-approved all fees paid to our auditors for the year ended December 31, 2025.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and until the Company’s next annual general meeting of shareholders, and the authorization of the Board or the audit committee thereof to fix such accounting firm’s annual compensation.”

Required Vote

The approval of the reappointment of the independent auditors requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes).

Board Recommendation

Our Board unanimously recommends a vote “FOR” the foregoing resolution approving the reappointment of Kost, Forer, Gabbay & Kasierer (Israel), a member of Ernst & Young Global, as the Company's independent auditors for the year ending December 31, 2026 and the additional period until the 2026 annual general meeting of shareholders.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

The Board has approved, and is presenting to the shareholders for review and discussion at the Meeting, the Company’s annual audited consolidated statements of financial position as of December 31, 2025 and the Company’s audited consolidated statements of profit or loss for the year then ended.

The audited financial statements of the Company for the fiscal year ended December 31, 2025 comprise a part of the 2025 annual report, which is available at the SEC’s website, www.sec.gov, at the MAGNA website of the ISA at www.magna.isa.gov.il, and at our Company’s website at http://www.evogene.com/investor-relations/. None of such websites is a part of this Proxy Statement.

We will hold a discussion with respect to the financial statements at the Meeting, but no vote will be held with respect to this matter.

OTHER MATTERS

Our Board does not intend to bring any matter before the Meeting other than that specifically set forth in the Notice of Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of our Board.

WHERE YOU CAN FIND MORE INFORMATION

We report in an ongoing manner to the SEC.  This Proxy Statement and the proxy card with respect to the proposal to be voted upon at the Meeting are attached as exhibits to a Report of Foreign Private Issuer on Form 6-K that we have furnished to the SEC and that is available for viewing through the EDGAR website of the SEC at www.sec.gov, at the MAGNA website of the ISA, at www.magna.isa.gov.il, and at the Investor Relations portion of our corporate website, at http://www.evogene.com/investor-relations/. None of such websites is a part of this Proxy Statement.

By Order of the Board of Directors, /s/ Ofer Haviv Mr. Ofer Haviv Chief Executive Officer

Dated: July 31, 2026

EVOGENE LTD.
13 Gad Feinstein St., Park Rehovot
Rehovot 7638517, Israel

PROXY SOLICITOR:

Sodali & Co.
333 Ludlow Street, 5th Floor, South Tower
Stamford, Connecticut 06902

Shareholders in the U.S. and Canada (toll-free): (800) 662-5200
Shareholders outside the U.S. and Canada: +1 (203) 658-9400
Banks, brokers, and nominees: (203) 658-9400
Email: EVGN@info.sodali.com